CountSharp, LLC

Cash Flow Statement

Unaudited

For the Period February 22, 2023 (Inception) to December 31, 2023

Operating activities:		
Net loss	$	(1,109,777)
Adjustment to reconcile net loss to net cash used in operating activities		
Equity-based compensation		1,170,000
Changes in operating assets and liabilities:		
Accounts receivable		(60,000)
Accounts payable		1
Net cash provided by operating activities		224
Investing Activities		-
Net cash provided by investing activities		-
Financing activities		
Issuance of common units		1,100
Net cash provided by financing activities		1,100.00
Net cash increase for period		1,324
Cash at the beginning of the period		-
Cash at the end of the year	$	1,324
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$	-